December 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cara Wirth
Office of Trade & Services

Re: IDW Media Holdings, Inc.

Registration Statement on Form S-1

Filed October 16, 2020

File No. 333-249511

Dear Ms. Wirth:

IDW Media Holdings, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 filed October 16, 2020 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated November 13, 2020. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our responses are to page numbers in the amended Registration Statement. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

December 9, 2020

Registration Statement on Form S-1 filed October 16, 2020

Cover Page

1.	We note that your stock is quoted on the OTC Pink tier of the OTC Markets. To sell shares at market prices, we require an established public trading market for those shares, and we do not consider the OTC Pink Marketplace to be such a market for the purposes of satisfying 501(b)(3) of Regulation S-K. Please revise your registration statement to set a fixed price for the shares to be sold by the selling stockholders.

Response: We have revised the cover page of the Registration Statement to provide a fixed price for the shares to be sold by the selling stockholders as well as revising the corresponding disclosures in the Summary of Offering section on page 3 and in the Plan of Distribution section on page 54.

2.	Please revise your cover page to include a description of your Class B and Class C common stock, including a description of the voting rights associated with each class. Please include similar disclosure in the Prospectus Summary.

Response: We have revised the disclosure in the Registration Statement to include a description of the Class B and Class C common stock on the Prospectus cover page and the Prospectus Summary on page 2.

Our Strategy, page 2

3.	We note that you list numerous streaming services and traditional networks such as Disney+, AppleTV+, Amazon Prime Video, HBO, etc. Please tell us whether you have agreements or other business relationships with the streaming services and networks listed. If not, please tell us why you believe it is appropriate to list such companies, as including this list may suggest to investors that you have agreements with such companies. Please also clearly disclose here, and elsewhere as appropriate, those streaming services and networks with which you currently have agreements, and file these agreements as material contracts or tell us why you do not believe you are required to do so.

Response: The disclosure regarding the streaming services and traditional networks has been updated to indicate those with which we have agreements or business relationships. As we do market entertainment proposals to a variety of streaming services and believe that many of our projects are appropriate for such services, it believes that listing the services, with the clarification provided, is appropriate to convey the addressable market for its entertainment products and services. We will file any applicable material agreements with the streaming services and traditional networks in a subsequent Pre-Effective Amendment to Form S-1 after we have submitted to the Commission any related requests for confidential treatment.

Risk Factors, page 4

4.	To the extent material, please revise to include the risks related to your intellectual property and reliance on your Chairman for financing.

Response: We have revised our disclosure in the Risk Factors section to include a sub-heading entitled “Risks related to Our Intellectual Property” on page 9 and also to include a risk factor entitled “We have a history of continued operating losses at IDWE and IDWP and cannot be certain of our future profitability” on page 4 to address the uncertainty related to any future financing from our Chairman.

Securities and Exchange Commission

December 9, 2020

5.	We note that you plan to list your common stock on the NYSE American exchange. Please revise your risk factors to disclose whether you intend to utilize controlled company exemptions to governance rules under exchange listing standards. Please also revise to state the risk that your multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

Response: We have added a risk factor on page 10 to indicate that we do not intend to utilize the “controlled company” exemption that may now or in the future be afforded to us by the NYSE American and a risk factor on page 10 to state that our multi-class structure may render our shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

6.	We note your risk factors regarding your dual-class structure on page 12. Please revise to specifically state that the Class C stockholders have the ability to control matters requiring stockholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions such as a change in control, merger, consolidation or sale of assets, and disclosure the percent of voting power that will be held by Class C stockholders after completion of the offering. Please also include disclosure that your dual-class structure may have anti-takeover effects preventing a change in control transaction that may otherwise be in your stockholders’ best interest.

Response: We have revised the risk factors entitled “Holders of our Class B common stock have significantly less voting power than holders of our Class C common stock” and “Eight trusts for the benefit of sons and daughters of Howard S. Jonas, our Chairman of the Board of Directors, hold shares that, in the aggregate, represent more than a majority of the combined voting power of our outstanding capital stock, which may limit the ability of other stockholders to affect our management” to provide disclosure regarding the ability of the Class C stockholders to control matters requiring stockholder approval, the percentage of voting power that such trusts will hold after completion of the offering and that the Company’s dual-class structure may have anti-takeover effects preventing a change in control transaction that may otherwise be in our stockholders’ best interest.

Securities and Exchange Commission

December 9, 2020

IDWP depends on two distributors...

If IDWP fails to maintain positive relationships with its key licensors..., page 6

7.	To the extent material, please disclose the terms of your agreements with Diamond Comic Distributors and Penguin Random House and file these agreements as exhibits to the registration statement. Please also tell us whether any other license agreements are material to the company. If so, please disclose the terms of such agreements and file them as exhibits to the registration statement.

Response: If determined to be material, we will file the applicable agreements with Diamond Comic Distributors and Penguin Random House in a subsequent Pre-Effective Amendment to Form S-1 after we have submitted to the Commission the related requests for confidential treatment. We do not have any other material license agreements.

Management’s Discussion and Analysis

IDWP, page 15

8.	We note your statements that IDWP is “an award-winning publisher” and has partnered to publish “some of the most successful licensed titles.” Please provide support for these statements. We also note your statement that IDWP is recognized as the fourth largest publisher by Diamond market share ratings. Please disclose what Diamond market share ratings are, and the particular market in which you were recognized as the fourth largest, and the relevant measure for that determination (ex: revenue, etc).

Response: We have revised the disclosure on page 17 to list certain of the awards received by IDWP and its imprints to provide support for our statements that IDWP is "an award-winning publisher" and has partnered to publish "some of the most successful licensed titles." We have also revised the disclosure on pages 18 and 36 to disclose what Diamond market share ratings are, and the particular market in which we were recognized as the fourth largest, and the relevant measure for such determination.

9.	We note that in light of COVID-19, Diamond Comic Distributors has been offering returns through the end of calendar 2020 and thereafter on a month-by-month basis, but your disclosure on pages 15 and 34 states that distribution to comic stores by Diamond Comic Distributors is on a non-returnable basis. Please revise your disclosure in this section to reconcile these statements.

Response: We have revised our disclosure to clarify that traditionally distribution to comic stores by Diamond Comic Distributors is on a non-returnable basis, but that returns have been permitted during the COVID-19 pandemic.

Securities and Exchange Commission

December 9, 2020

Executive Compensation

Summary Compensation Table, page 45

10.	We note your disclosure in the Summary Compensation Table and the related narrative disclosure. Please provide a narrative description of the bonus paid to your Chief Executive Officer and additional details regarding the options granted to your former Chief Strategy Officer. Refer to Item 402(o) of Regulation S-K.

Response: We have revised the disclosure on pages 46 and 47 in the footnotes to the Summary Compensation Table to provide a narrative description of the bonus paid to our Chief Executive Officer (footnote 8) and additional details regarding the options granted to our former Chef Strategy Officer (footnote 15).

Director Compensation, page 47

11.	We note that your non-employee directors receive an annual cash retainer of $12,000. We also note that the Fiscal 2019 Director Compensation Table reports that Allan I. Grafman received $24,000 for service in fiscal 2019. Please advise.

Response: As our fiscal year end October 31, the Director Compensation Table on page 49 now provides director compensation information for Fiscal 2020 and not Fiscal 2019, and details that Mr. Grafman’s director compensation for Fiscal 2020 consists of (i) $12,000 reflecting the annual cash retainer, (ii) a $12,500 fee for serving on the CTM Special Committee that was received by all members of the Special Committee Regarding the Potential Sale of CTM Media, and (iii) a $12,500 fee for serving as Chair of such committee.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 48

12.	We note that your beneficial ownership table presents ownership assuming the conversion of all shares of Class C common stock into Class B common stock. Please revise to present each class of common stock separately. Refer to Item 403(a) of Regulation S-K.

Response: We have revised our beneficial ownership table on page 51 to present each class of common stock separately.

Description of Capital Stock, page 53

13.	Please revise this section to describe circumstances or events in which the conversion of Class C shares is mandatory or optional and the resulting impact on Class B stockholders, including dilution. Please also revise to describe any exceptions to provisions requiring mandatory conversion of shares upon their transfer as well as any sunset provisions or intra-family transfers that would require the conversion of Class C shares. Further, please revise to disclose that any future issuance of Class C common stock may be dilutive to Class B common stockholders.

Response: The disclosure on page 55 has been revised to describe the circumstances or events that would trigger a mandatory conversion of our Class C common stock, to clarify the optional conversion rights and the resulting impact of any conversion on our Class B common stockholders. The disclosure on page 2 has been revised to describe that there are not any exceptions to provisions requiring mandatory conversion of shares upon their transfer, and also that there are not any sunset provisions or intra-family transfers that would require the conversion of the Class C shares. We have also revised the disclosure on page 56 to indicate that any future issuances of Class C common stock may be dilutive to Class B common stockholders.

Securities and Exchange Commission

December 9, 2020

Registration Rights Agreements, page 54

14.	We note the description of your registration rights agreements entered into with each of the purchasers. Please revise to include additional detail regarding the material terms of the registration rights agreements, as filed in each of exhibits 10.5 and 10.6.

Response: We have revised the disclosure on page 58 to provide additional details regarding the material terms of the registration rights agreements, as filed in each of Exhibits 10.5 and 10.6.

Financial Statements for the Three Months and Nine Months Ended July 31, 2020 and 2019 Condensed Consolidated Statements of Operations, page F-3

15.	Please correct the loss per share amounts presented for both continuing operations and discontinued operations for the nine months ended July 31, 2020, as it appears they have been reversed.

Response: The applicable loss per share amounts have been revised on page F-3.

Financial Statements for the Three Months and Fiscal Years Ended October 31, 2019 and 2018, page F-23

16.	Please retrospectively present the discontinued operations in your historical financial statements for all periods presented. Refer to ASC 205-20, ASC 855-10-25-4 and ASC 855-10-50-5. Similarly, revise your disclosures elsewhere throughout the filing.

Response: Discontinued operations have been retrospectively presented in our historical financial statements for all periods presented as well as in our applicable disclosures elsewhere throughout the filing.

Securities and Exchange Commission

December 9, 2020

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

*              *              *

Sincerely,

/s/ Ezra Y. Rosensaft
Ezra Y. Rosensaft
Chief Executive Officer

cc:	Theresa Brilliant

Rufus Decker

Erin Jackson

Dov Schwell, Esq.